Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions

($ in thousands except ratios)

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Pre-tax income (loss) from continuing operations:	$10,000	$(4,580)	$6,719	$28,041	$32,011	$29,932
Fixed charges:
Interest expense and amortization of debt issuance costs	7,295	12,554	11,202	12,268	11,615	11,705
Capitalized interest	5	41	184	291	1,047	150
Estimated interest associated with rental expense (1)	1,072	2,165	3,180	2,801	2,512	2,157

Total fixed charges	8,372	14,760	14,566	15,360	15,175	14,013

Preferred unit distributions	12,712	25,247	21,874	21,874	21,874	21,875

Total combined fixed charges and preferred unit distributions	21,084	40,007	36,440	37,234	37,049	35,887

Depreciation of capitalized interest	211	466	469	441	403	389
Capitalized interest	(5)	(41)	(184)	(291)	(1,047)	(150)

Earnings available for fixed charges	$18,578	$10,605	$21,570	$43,551	$46,541	$44,183

Ratio of earnings to fixed charges	2.2	—	1.5	2.8	3.1	3.2
Deficiency	$—	$4,155	$—	$—	$—	$—
Ratio of earnings to combined fixed charges and preferred unit distributions	—	—	—	1.2	1.3	1.2
Deficiency	$2,506	$29,402	$14,870	$—	$—	$—

(1)	Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.